This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made only by the Offer Document (as defined below), and any amendments or supplements thereto, and is being made to all holders of Common Shares. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to holders of Common Shares in any such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All of the Outstanding Common Shares of

PIONEER METALS CORPORATION

for $0.57 per Common Share

by

NOVAGOLD RESOURCES INC.

                    The above-mentioned offer (the “Offer”) is being made by NovaGold Resources Inc., a company organized under the laws of Nova Scotia (the “Offeror”), to purchase all of the issued and outstanding common shares (“Common Shares”), including Common Shares which may become outstanding on the exercise of outstanding options or other rights to acquire Common Shares, of Pioneer Metals Corporation (the “Company”), but excluding Common Shares owned by the Offeror, at a price of $0.57 per Common Share in cash, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related offering circular (the “Circular”) dated June 19, 2006 and letter of transmittal (the “Letter of Transmittal”) (collectively, the “Offer Document”).

     The Offer will be open for acceptance until 9:00 p.m. Vancouver time on July 25, 2006 (the “Expiry Time”), unless extended or withdrawn.

                    The Offer is subject to certain conditions, including, without limitation, receipt of necessary regulatory approvals, and there being validly deposited and not withdrawn, at the Expiry Time, such number of Common Shares under the Offer which, when combined with all Common Shares then held by the Offeror and its affiliates, represents not less than 662/3% of the then outstanding Common Shares on a fully-diluted basis. Each of the conditions of the Offer is set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or waived by the Offeror prior to the Expiry Time.

                    The Offeror estimates that if it acquires all of the outstanding Common Shares on a fully diluted basis (other than Common Shares owned by the Offeror) pursuant to the Offer, the total cash consideration required to purchase such Common Shares, excluding fees and expenses of the Offer, will be approximately $34.6 million. Such funding will come from the Offeror’s available cash on hand. The Offer is not conditional upon any financing arrangements or financing contingencies.

                    If, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares not held at the date hereof by the Offeror, its affiliates (as defined in the Business Corporations Act (British Columbia)) or their nominees, and the Offeror acquires such deposited Common Shares under the Offer, the Offeror intends to avail itself, to the extent possible, of the provisions of section 300 of the Business Corporations Act (British Columbia) so as to acquire (a ‘‘Compulsory Acquisition’’) the remaining common shares not tendered to the Offer. If the Offeror acquires less than 90% of such Common Shares under the Offer or elects not to pursue the Compulsory Acquisition or the right of Compulsory Acquisition is not available for any reason, the Offeror intends to cause a meeting of the shareholders to be called to consider an amalgamation, statutory arrangement, merger or other combination involving the Company and the Offeror or another affiliate of the Offeror (a “Subsequent Acquisition Transaction”) pursuant to which either or both of the Offeror or a successor corporation would acquire all Common Shares not tendered to the Offer. The Offeror intends to complete such Subsequent Acquisition Transaction within 120 days after the expiry date of the Offer. Under the Business Corporations Act (British Columbia), a Subsequent Acquisition Transaction requires the approval of at least 662/3% of the votes cast by holders entitled to vote at a meeting of holders duly called and held for the purpose of approving such transaction. The Offeror intends to cause any Common Shares acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction, to the extent that such Common Shares are eligible to vote. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be in the same form as, and equal in value, to the price offered under the Offer.

     For purposes of the Offer, the Offeror will be deemed to have taken up Common Shares validly deposited under the Offer and not withdrawn as, if and when the Offeror gives written notice or other communication (subsequently confirmed in writing) to CIBC Mellon Trust Company (the ‘‘Depositary’’) to that effect. Upon the terms and subject to the conditions of the Offer, the Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing holders of Common Shares. The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by persons depositing Common Shares. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment. Payment for Common Shares deposited and taken up by the Offeror will be made only after the timely receipt by the Depositary of: (1) certificates for such Common Shares; (2) a properly completed Letter of Transmittal or a manually signed facsimile thereof, properly completed and signed, covering those Common Shares with signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and (3) any other required documents.

     Except as otherwise stated in Section 8 of the Offer to Purchase, ‘‘Withdrawal of Deposited Shares’’, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing holder of Common Shares:

(a)	at any time provided that the Common Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Common Shares; or

(b)	at any time before the expiration of ten days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer Document, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Common Shares to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs (A) before the Expiry Time, or (B) after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than (A) a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or (B) a variation consisting solely of the waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

     Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing holder of Common Shares and such notice must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal must: (1) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (2) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Common Shares which are to be withdrawn; and (3) specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer Document) in the same manner as in a Letter of Transmittal, except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

     All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Offeror, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

     Subject to the limitations described in the Offer Document, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice or other communication (subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Vancouver, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice to all holders of Common Shares that have not been taken up prior to the extension or variation in the manner set forth in Section 9 of the Offer to Purchase, ‘‘Notices and Delivery’’. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation, and provide a copy of the notice to the Toronto Stock Exchange. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depository at its principal office in Vancouver. During any such extension or in the event of any such variation or change in information, all Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase in accordance with the terms of the Offer, subject to Section 8 of the Offer to Purchase, ‘‘Withdrawal of Deposited Shares’’. Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares validly deposited under such Offer and not withdrawn.

     All holders of Common Shares should consult with their tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the income and other tax laws of any country, province, territory, state or local tax authority. For a discussion of material Canadian federal income tax consequences, including with respect to a Compulsory Acquisition or Subsequent Acquisition Transaction, see Section 17 of the Circular, “Canadian Federal Income Tax Considerations”.

     A request is being made to the Company for the use of the Company’s shareholder list for the purpose of disseminating the Offer Document to holders of Common Shares. Upon compliance by the Company with this request, the Offer Document and other relevant materials will be mailed to holders of record of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Common Shares.

     No brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer tax with respect to the purchase of Common Shares by the Offeror pursuant to the Offer is payable by any holder of Common Shares who deposits its Common Shares directly with the Depositary or who utilizes the services of a Soliciting Dealer to accept the Offer. The Offeror will not pay any fees or commissions to any broker, dealer or other person (other than to the Dealer Manager, the Soliciting Dealers and the Depositary) for soliciting deposits of Common Shares pursuant to the Offer.

     THE OFFER DOCUMENT CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions and requests for assistance or copies of the Offer Document and other offer documents (which may be obtained without charge) may be directed to the Information Agent at their telephone number and address set forth below.

     A copy of the Offer Document is also available through the Internet on the System For Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The Information Agent for the Offer is:

KINGSDALE SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-833-6977

Outside North America, Banks and Brokers Call Collect: 416-867-2272
email: contactus@kingsdaleshareholder.com

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: 416-643-5500
Toll Free: 1-800-387-0825

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

June 19, 2006